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                              July 8, 2021

       R. Davis Ravnaas
       Director
       Kimbell Tiger Acquisition Corporation
       777 Taylor St.
       Fort Worth, Texas 76102

                                                        Re: Kimbell Tiger
Acquisition Corporation
                                                            Draft Registration
Statement on Form S-1
                                                            Filed June 11, 2021
                                                            CIK No. 0001863099

       Dear Mr. Ravnaas:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1

       Risk Factors
       We are not registering the shares of Class A common stock issuable upon exercise of the warrants under the Securities Act, page 72

   1. It appears from your fee table that you are attempting to register the issuance of common stock upon exercise of
the warrants that are included as part of the units. Your disclosure here indicates you are
not registering the issuance of shares underlying the warrants, contrary to the
information in your fee table. Please reconcile or advise.
       Management, page 129

   2. Please state the nature of any family relationships between any director and executive
 R. Davis Ravnaas
Kimbell Tiger Acquisition Corporation
July 8, 2021
Page 2
         officer, or person nominated or chosen by the registrant to become a director or executive officer, including between Robert D. Ravnaas and R. Davis Ravnaas. Refer to Item 401(d)
         of Regulation S-K.
Exclusive Forum for Certain Lawsuits, page 160

3. Please ensure that your disclosures here and on page 70 are consistent with the scope of your provision. In that regard, we note that on page 70 you disclose that the provision does not apply to the Exchange Act or Securities Act. However, here you disclose that Court of Chancery and the federal district court for the District of Delaware shall have concurrent jurisdiction for claims arising under the Securities Act. If your exclusive provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Exchange Act.
Exhibit 4.4, page II-5

4. We note your disclosure that your exclusive forum provision in your warrant agreement does not apply to actions arising under the Exchange Act. Please also ensure that the provision in the warrant agreement states this clearly.

General

5. We note your disclosure that your time period to complete a business combination is within 24 months from the closing of this offering or 27 months if an agreement in principle event has occurred. Please revise to clarify how investors will be informed that an agreement in principle event has occurred.
        You may contact Eiko Yaoita Pyles, Staff Accountant at (202) 551-3587 or Mark Rakip,
Accounting Branch Chief at (202) 551-3573 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney at (202)
551-3345 or Asia Timmons-Pierce, Special Counsel at (202) 551-3754 with any other questions.



FirstName LastNameR. Davis Ravnaas                             Sincerely,
Comapany NameKimbell Tiger Acquisition Corporation
                                                               Division of
Corporation Finance
July 8, 2021 Page 2                                            Office of
Manufacturing
FirstName LastName